   As Filed with the Securities and Exchange Commission on April 2, 1997
                        Securities Act File No. 71394
                  Investment Company Act File No. 811-8150
==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                          ________________________

                               SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              (Amendment No. 1)

                      SCHRODER ASIAN GROWTH FUND, INC.
                              (Name of Issuer)

                      SCHRODER ASIAN GROWTH FUND, INC.
                    (Name of Person(s) Filing Statement)

              Shares of Common Stock, Par Value $.01 per Share
                       (Title of Class of Securities)

                                  808084107
                    (CUSIP Number of Class of Securities)

                             ALEXANDRA POE, ESQ.
                      Schroder Asian Growth Fund, Inc.
                       787 Seventh Avenue, 34th Floor
                          New York, New York  10019
                               (212) 641-3849
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               With Copies To:
                           Marcia L. MacHarg, Esq.
                            Debevoise & Plimpton
                            555 13th Street, N.W.
                           Washington, D.C.  20004

                              February 19, 1997
   (Date Tender Offer First Published, Sent or Given to Security Holders)


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          This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4 of Schroder Asian Growth Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 3,500,000 of the Fund's shares of common stock, par value $0.01 per share (the "Shares") and originally filed with the Securities and Exchange Commission on February 19, 1997, constitutes the final amendment pursuant to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

          The Offer expired at 5:00 p.m., New York time, on March 20, 1997 (the "Expiration Date"). Pursuant to the Offer, 13,268,061.7446 Shares were tendered and 3,500,000 of the tendered Shares were accepted by the Fund for purchase at a net asset value of $13.04 per Share, as determined as of the close of the regular trading session of the New York Stock Exchange on March 21, 1997. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $45,640,000.


                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Schroder Asian Growth Fund, Inc.


                                 /s/ Louise Croset
                             ----------------------------------------
                             By:     Louise Croset
                             Title:  President

  Date:  April 2, 1997



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